United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-8

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                       Commission File Number:  000-25891

                             MARKETCENTRAL.NET CORP.
             (Exact name of Registrant as specified in its charter)

Texas                                                                 76-0270330
(Jurisdiction  of  Incorporation)        (I.R.S.  Employer  Identification  No.)

6401  South  Boston,  Q205,  Englewood  CO,                                80111
(Address of principal executive offices)                              (Zip Code)




                              CONSULTING AGREEMENT
                              (Full Title of Plan)

                                 William Stocker
                                 attorney at law
                        34190 Sepulveda Avenue, Suite 200
                            Capistrano Beach CA 92624
                    phone (949) 487-7295  fax (949) 487-7285
                               (Agent for Service)

                            Dated: November 30, 2001


                       CALCULATION OF REGISTRATION FEE (1)

--------------------------------------------------------------------------------
Title of    |   Amount to     |  Proposed       | Proposed       | Amount of   |
Securities  |   be Registered |  Maximum        | Maximum        | Registration|
To be       |                 |  Offering Price | Aggregate      | Fee         |
Registered  |                 |  Per Unit       | Offering Price |             |
--------------------------------------------------------------------------------
Common Stock|    140,000      |  $0.04          |   $ 5,600      |  $1.40      |
$0.001      |  shares         |  per share      |                |             |
Par Value   |                 |                 |                |             |
--------------------------------------------------------------------------------



1 The securities of the Issuer are presently trading or listed for trading on the Non-NASDAQ Bulletin Board of the NASD or elsewhere. The price is determined accordingly by reference to the last trading date, November 29 2001, the average of the high and low prices of the common stock discounted by 50%.

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                                     PART I

                                 Not applicable.

                                     PART II

ITEM  3.  INCORPORATION  OF  DOCUMENTS  BY  REFERENCE.

     The following documents are incorporated by reference as though fully set forth herein, and all documents subsequently filed by this Registrant pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which de-registers all securities then remaining unsold, shall be deemed to be incorporated by reference in the Registration Statement and a part hereof from the date of filing of such documents:

     (a) The Registrant's Form 10K-SB containing Audited Financial Statements for the Registrant's last fiscal year;

     (b) All other Reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act, since the end of the fiscal year covered by the Registrant's last Annual Report; and

     (c) The Issuer's Common Equity Voting Stock ("Common Stock") Registered under section 12(g) of the 1934 Act, as described in Form 10-SB. Each share is entitled to one vote; all shares of the class share equally in dividends and liquidation rights. Pursuant to the laws of Texas a majority of all shareholders entitled to vote at a shareholders meeting regularly called upon notice may take action as a majority and give notice to all shareholders of such action. No market presently exists for the securities of this Issuer.


ITEM  4.  DESCRIPTION  OF  SECURITIES.  Not  Applicable.  See  Item  3(c).


ITEM  5.  INTERESTS  OF  NAMED  EXPERTS  AND  COUNSEL.

     A service provider, consultant, has an interest in the securities requested to be issued.

ITEM  6.  INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS.

     The  following  provision is contained in the Articles of Incorporation, in
Article  IX,  provides:

          Each Director and officer or former Director or officer or any person who may have served at the request of this corporation as a Director or officer of another corporation in which this corporation owns shares of capital stock or of which this corporation is a creditor (and their heirs, executors, and administrators) may be indemnified by the corporation against reasonable costs and expenses incurred by him in connection with any action, suit, or proceeding to which he may be made a party by reason of his being or having been such Director or officer, except in relation to any actions, suits, or proceedings in which he has been adjudged liable because of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office, or in the event of a settlement, each Director and officer (and his heirs, executors, and administrators) may be indemnified by the corporation

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against  payments  made,  including reasonable costs and expenses, provided that such indemnity shall be conditioned upon the prior determination by a resolution of two-thirds (2/3) of those members of the Board of Directors of the corporation who are not involved in the action, suit, or proceeding that the Director or officer has no liability by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office, and provided further that if a majority of the members of the Board of Directors of the corporation are involved in the action, suit, or proceedings, such determination shall have been made by a written opinion of independent counsel. Amounts paid in settlement shall not exceed costs, fees, and expenses, which would have been reasonable if the action, suit, or proceeding had been litigated to a conclusion. Such a determination by the Board of Directors, or by independent counsel, and the payments of amounts by the corporation on the basis thereof shall not prevent a shareholder from challenging such indemnification by appropriate legal proceedings on the grounds that the person indemnified was liable to the corporation or its security holders by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his Office. The foregoing rights and indemnification shall not be exclusive of any other rights to which the officers and Directors may be entitled according to law.

ITEM  7.  EXEMPTION  FROM  REGISTRATION  CLAIMED.

     Not Applicable. No restricted securities are re-offered or resold pursuant to this Registration Statement.

ITEM  8.  EXHIBITS.

     Provided as an exhibit hereto is the Consulting Agreement for services. Receipt of the Securities covered by this Registration Statement will be treated as the equivalent of cash received for services as ordinary income. The Securities are issued in compensation for services at the rate of $0.04 per share per $0.04 of services performed.

ITEM  9.  UNDERTAKINGS.

     Not  Applicable.

                                   SIGNATURES

          The Registrant, pursuant to the requirements of the Securities Act of 1933, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on November 30, 2001.


                             MARKETCENTRAL.NET CORP.
                               A TEXAS CORPORATION

                                       by


/s/Paul  Taylor                                      /s/Paul  Taylor
   Paul  Taylor                                         Paul  Taylor
   President/Director                                   Secretary/Director

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--------------------------------------------------------------------------------
                                    EXHIBIT 1

                               OPINION OF COUNSEL
--------------------------------------------------------------------------------

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                                 LAW OFFICES OF
                                 William Stocker
phone (949)487-7295    34190 Sepulveda Avenue, Suite 200        fax(949)487-7285
                            Capistrano Beach CA 92624

                                November 30, 2001

To  the  President  and  the
Board  of  Directors
MarketCentral.net  Corp.
6401  South  Boston  Street
Englewood  CO  80111     re:  Opinion  of  Special  Counsel

     Dear  Gentlemen:

     You have requested my Opinion in connection with the filing of a 1933 Act Registration on Form S-8 dated November 30, 2001 to compensate consultants in the amount of $5,600 in the form of 140,000 shares of common stock to be registered thereby.

     I am familiar with the history and current capitalization of the Issuer, its reporting status, and good standing with its place of incorporation. The Issuer's Common Stock is registered pursuant to Section 12(g) of the Securities Exchange Act of 1934.

      It is my opinion that the securities proposed to be issued may be validly and properly issued and that such an issuance would be lawful in all respects. The Consulting Agreement is not a qualified plan of any kind or sort and is not qualified for any special tax treatment under State or Federal Law. If and when issued, the securities would be and must be treated as the equivalent of cash paid and received back as the purchase of securities. The Securities would be issued in compensation for services at the rate of $0.04 per share for $0.04 of services performed. These services were duly invoiced pursuant to an agreed time-fee agreement, and none of the services billed or performed pursuant to the Consulting Agreement were direct or indirect commissions or compensation for raising funds for the Issuer.

     It is accordingly my opinion that the issuance requested is entitled to registration on Form S-8.

     I understand and consent to the use of this Opinion in connection with your proposed filing of a 1933 Registration Statement on Form S-8.


                                Very Truly Yours,


                              /s/William Stocker
                                 William Stocker
                           special securities counsel

                                        5
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--------------------------------------------------------------------------------
                                    EXHIBIT 2

             CONSULTING AGREEMENT BETWEEN BARRY R. CLARK AND ISSUER
--------------------------------------------------------------------------------

                              CONSULTING AGREEMENT


This Consulting Agreement ("Agreement") is to be effective as of the 5th day of November, 2001, by and between MarketCentral.net Corporation ("Company"), with offices located at 6401 South Boston Street, Q205, Englewood, CO 80111 and Barry
R. Clark ("Consultant"), an individual, having his principal address at 4182 H Mount Alifan Place, San Diego, CA 92111.

For the purposes of this Agreement, either of the above shall be referred to as a "Party" and collectively as the "Parties".

The  Parties  hereby  agree  as  follows:


1. APPOINTMENT OF BARRY R. CLARK. Company hereby appoints Consultant and Consultant hereby agrees to render services to Company as a Marketing and Sales Representative.

2. SERVICES. During the term of this Agreement, Consultant shall provide advice to undertake for and consult with the Company concerning management of sales and marketing resources, consulting, strategic planning, corporate organization and structure, financial matters in connection with the operation of the businesses of the Company, expansion of services, acquisitions and business opportunities, and shall review and advise the Company regarding its and his overall progress, needs, and condition. Consultant agrees to provide on a timely basis the following enumerated services plus any additional services contemplated thereby:

(a) The implementation of short-range and long-term strategic planning to fully develop and enhance the Company's assets, resources, products, and services;

(b) The implementation of a marketing program to enable the Company to broaden the markets for its services and promote the image of the Company and its products and services;

(c) Advise the Company relative to the recruitment and employment of key executives consistent with the expansion of operations of the Company.

(d) The identification, evaluation, structuring, negotiating, and closing of joint ventures, strategic alliances, business acquisitions, and advise with regard to the ongoing managing and operating of such acquisitions upon consummation thereof; and

(e) Advise and recommendations regarding corporate financing including the structures, terms, and content of bank loans, institutional loans, private debt funding, mezzanine financing, blind pool financing, and other preferred and common stock equity private or public financing.

TERM. The term ("Term") of this Consulting Agreement shall be for a period of six (6) months commencing on the date hereof. The contract will automatically be extended for an additional three (3) months. Either party hereto shall have the right to terminate this Agreement upon thirty (30) days prior written notice to the other party after the first three (3) months.

3.     COMPENSATION.  See  Attachment  "A".

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4.     CONFIDENTIALITY.  Consultant  will not disclose to any other person, firm or corporation, nor use for its own benefit, during or after the Term of this Consulting Agreement, any trade secrets or other information designated as confidential by Company which is acquired by Consultant in the course of performing services hereunder. Any financial advice rendered by Consultant pursuant to this Consulting Agreement may not be disclosed in any manner without the prior written approval of Company.

5. INDEMNIFCATION. Company, its agents or assigns hereby agree to indemnify and hold Consultant harmless from and against all losses, claims, damages, liabilities, costs or expenses (including reasonable attorney's fees, collectively the "Liabilities"), joint and several, arising from the performance of this Consulting Agreement, whether or not Consultant is party to such dispute. This indemnity shall not apply, however, and Consultant shall indemnify and hold Company, its affiliates, control persons, officers, employees and agents harmless from and against all liabilities, where a court of competent jurisdiction has made a final determination that Consultant engaged in gross recklessness and willful misconduct in the performance of its services hereunder.

6. INDEPENDENT CONTRACTOR. Consultant and Company hereby acknowledge that Consultant is an independent contractor. Consultant shall not hold itself out as, nor shall it take any action from which others might infer that it is an agent of or a joint venture of Company.

7. MISCELLANEOUS. This Consulting Agreement sets forth the entire understanding of the Parties relating to the subject matter hereof, and supersedes and cancels any prior communications, understandings and agreements between the Parties. This Consulting Agreement is non-exclusive and cannot be modified or changed, nor can any of its provisions be waived, except by written agreement signed by all Parties. This Consulting Agreement shall be governed by the laws of the State of California without reference to the conflict of law principles thereof. In the event of any dispute as to the Terms of this Consulting Agreement, the prevailing Party in any litigation shall be entitled to reasonable attorney's fees.

8. NOTICES. Any notice required or permitted hereunder shall be given in writing (unless otherwise specified herein) and shall be deemed effectively given upon personal delivery or seven business days after deposit in the United States Postal Service, by (a) advance copy by fax, (b) mailing by express courier or registered or certified mail with postage and fees prepaid, addressed to each of the other Parties thereunto entitled at the following addresses, or at such other addresses as a Party may designate by ten days advance written notice to each of the other Parties at the addresses above and to the attention of the persons that have signed below.

                                        8
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Please  confirm  that  the foregoing sets forth our understanding by signing the enclosed copy of this Consulting Agreement where provided and returning it to me at your earliest convenience.


All  Parties  signing  below  do  so  with  full  authority:


PARTY  RECEIVING  SERVICES:                    PARTY  PROVIDING  SERVICES:

MARKETCENTRAL.NET  CORP.                    BARRY  R.  CLARK,  AN  INDIVIDUAL

/s/Paul  Taylor,  CEO                        /s/Barry R. Clark, an individual
   Paul  Taylor,  CEO                           Barry R. Clark, an individual

                                        9
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                                 ATTACHMENT "A"
                                 --------------


PAYMENT  FOR  SERVICES:


A. For the services rendered and performed by Barry R. Clark during the term of this Agreement, Company shall, upon acceptance of this Agreement: Pay to Barry R. Clark One Hundred and Forty (140,000) free-trading shares of MKCT stock due upon the signing of this Agreement.



Accepted  with  full  authority:


MarketCentral.net  Corp.


By:  /s/Paul Taylor
        Paul  Taylor,  CEO

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